Exhibit 99.1

Harry Winston Diamond Corporation Announces Agreement to Purchase Ekati Diamond Mine

TORONTO, Nov. 13, 2012 /CNW/ - Harry Winston Diamond Corporation (TSX:HW, NYSE:HWD) ("Harry Winston" or the "Company") is pleased to announce that it has entered into share purchase agreements with BHP Billiton Canada Inc., and various affiliates to purchase all of BHP Billiton's diamond assets, including its controlling interest in the Ekati Diamond Mine as well as the associated diamond sorting and sales facilities in Yellowknife, Northwest Territories and Antwerp, Belgium. The Ekati Diamond Mine consists of the Core Zone, which includes the current operating mine and other permitted kimberlite pipes, as well as the Buffer Zone, an adjacent area hosting kimberlite pipes having both development and exploration potential. The agreed purchase price, payable in cash, is US$400 million for the Core Zone interest and US$100 million for the Buffer Zone interest, subject to adjustments in accordance with the terms of the share purchase agreements.

The Chairman and Chief Executive Officer of Harry Winston Diamond Corporation, Robert A. Gannicott, said, "Completion of this acquisition will bring the opportunity to marry our Canadian diamond sorting and marketing skills with an experienced mine operating and development team, a world class operating asset, and future growth potential. Together with our existing mining business, these assets will serve as our platform for sustained, disciplined growth in the upstream diamond sector."

The Ekati Diamond Mine, which is located approximately 310 kilometers northeast of Yellowknife in the Northwest Territories of Canada, includes both open pit and underground operations and is Canada's first, and largest, diamond producer, having begun production in 1998. It is located near the Diavik Diamond Mine in which the Company holds a 40% interest. The Ekati Diamond Mine has produced an average of approximately three quarters of a billion US dollars of rough diamonds per year over the last five years. Over that period sales from the Core Zone represented approximately 6% of world rough diamond supply by value. The current phase of production at the Ekati Diamond Mine includes ore sourced primarily from the lower grade, but high carat value, Fox open pit supplemented by underground production from the lower portion of the Koala kimberlite pipe and from the Koala North pipe. Although production in the next two years is forecast to be lower than the average achieved over the last five years, it is expected to return to higher levels as the mine transitions to higher grade, but lower carat value, ore from the Misery and Pigeon open pits. The current Ekati mine plan calls for a further seven years of production, but there are additional resources which could become economic with increased diamond prices.

Each of the Core Zone and the Buffer Zone is subject to a separate joint venture agreement. BHP Billiton holds an 80% interest in the Core Zone and a 58.8% interest in the Buffer Zone, with the remainder held by the Ekati minority joint venture parties. Harry Winston has agreed to purchase BHP Billiton's interests in each of the Core and Buffer Zones. Pursuant to the joint venture agreements, BHP Billiton will first separately offer to the joint venture parties its interest in each of the Core and Buffer Zones on the same terms as those agreed to by Harry Winston. The joint venture parties will then have 60 days to elect to acquire either or both of those interests. Any interests that the joint venture parties do not elect to acquire within that time period can then be transferred to the Company in the following 60 days.

The share purchase agreements include typical closing conditions, including receipt of required regulatory and Competition Act approvals.  If the Core Zone transaction is not completed because the minority joint venture parties exercise their pre-emptive rights, the Company will be entitled to be paid a termination fee of US$30 million by BHP Billiton.  Closing of the transactions is currently expected to occur before the end of March, 2013.

The purchase price for the acquisitions will be satisfied from cash resources on hand and from new debt financing that has been arranged with The Royal Bank of Canada and Standard Chartered Bank. The new facilities will comprise a US$400 million term loan, a US$100 million revolving credit facility (of which US$50 million will be available for purposes of funding the Ekati acquisition) and a US$140 million letter of credit facility in support of the Core Zone environmental reclamation bond.

The new facilities will be secured and will replace the Company mining segment's current US$125 million facility with Standard Chartered Bank, which will be repaid and terminated on closing. The new facilities will include customary covenants, including certain reporting and financial covenants, and will bear interest at market rates.  The term loan will be an amortizing facility, with principal repayments beginning 30 months following closing and a final bullet payment of 50% of the principal amount being due on the date that is five (5) years after closing. The US$100 million portion of the revolving facility will be due five (5) years after closing. The letter of credit facility will expire 364 days after closing. The facilities will be subject to customary closing conditions, including closing of the Core Zone acquisition. If the Core Zone acquisition is not completed but the Buffer Zone acquisition is completed, then the Company expects to finance the acquisition of the Buffer Zone using other cash resources available to it.

Harry Winston Diamond Corporation has been involved in the Canadian diamond industry since the discovery of the Diavik Diamond Mine in 1994.  Its experience and understanding of the operating environment and the market place for the diamond products, together with its well-established relationships with local communities and regional aboriginal organizations, are expected to serve the Company well when it assumes operatorship of Ekati. Harry Winston is enthusiastic about the opportunity to expand and strengthen these partnerships with a view to extending Ekati's mine life and building long lasting and sustainable opportunities and benefits for the people of the Northwest Territories.

Rothschild has acted as lead financial advisor and, RBC Capital Markets and Standard Chartered Bank have acted as co-advisors to Harry Winston in connection with this Transaction.

Forward-Looking Information
Information included herein that is not current or historical factual information may constitute forward-looking information or statements within the meaning of applicable securities laws.  Forward-looking information is based on certain factors and assumptions regarding, among other things, diamond prices, mining and production activities, general business and economic conditions, the ability to obtain the necessary regulatory approvals to complete the Ekati transactions and the timeframe required to do so, and the ability to satisfy the conditions to closing of the Ekati transactions and the mining segment's proposed new financing facilities. Actual results may vary from the forward-looking information. While the Company considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect.

Forward-looking information is subject to known and unknown factors, including risks and uncertainties which could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, fluctuations in diamond prices and changes in US and world economic conditions, financing risks, risks relating to the timing of and ability to obtain necessary regulatory approvals, and risks relating to the satisfaction of the conditions to closing of the contemplated Ekati transactions and the mining segment's proposed new financing facilities. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

About Harry Winston Diamond Corporation
Harry Winston Diamond Corporation is a diamond enterprise with premium assets in the mining and retail segments of the diamond industry. Harry Winston supplies rough diamonds to the global market from its 40 percent ownership interest in the Diavik Diamond Mine.  The Company's luxury brand segment is a premier diamond jeweler and luxury timepiece retailer with salons in key locations, including New York, Paris, London, Beijing, Shanghai, Hong Kong, Singapore, Tokyo and Beverly Hills.

The Company focuses on the two most profitable segments of the diamond industry, mining and retailing, in which its expertise creates shareholder value. This unique business model provides key competitive advantages; rough diamond sales and polished diamond purchases provide market intelligence that enhances the Company's overall performance.

SOURCE: Harry Winston Diamond Corporation

%CIK: 0000841071

For further information:

Please visit www.harrywinston.com or for investor information, visit http://investor.harrywinston.com

Contacts:
Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720-970-762 or rchetwode@harrywinston.com
Ms. Laura Kiernan, Director, Investor Relations - (212) 315-7934 or lkiernan@harrywinston.com
Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@harrywinston.com

CO: Harry Winston Diamond Corporation

CNW 09:22e 13-NOV-12